Exhibit 3.1

AMENDED ARTICLES OF INCORPORATION
OF
BAS CONSULTING, INC.

Pursuant to NRS 78.385 and 78.390 of the Nevada Business Corporations Act, BAS Consulting, Inc., (the "Corporation") adopts the following Amendment and Restatement of its Articles of Incorporation by stating the following:

FIRST:	The name of the Corporation shall be AIDA PHARMACEUTICALS, INC.

SECOND:	The following amendment and restatement to its Articles of Incorporation were adopted by majority vote of shareholders of the Corporation on January 9, 2006 in the manner prescribed by Nevada law.

THIRD:	The number of shares of the Corporation outstanding and entitled to vote at the time of the adoption of said amendment was 25,000,000.

FOURTH:	The number of shares voted for such amendment and restatement was 20,570,000 or 82.28% and the number voted against such amendment was 0 or 0%.

DATED:	January 9, 2006

BAS CONSULTING, INC.

/s/ Biao Jin

Biao Jin
Chief Executive Officer